ALPACA SECURITIES LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

NOVEMBER 30, 2021

(PURSUANT TO RULE 17a-5(e)(3))

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

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SEC FILE NUMBER
8-69928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-S, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **12/01/20** (MM/DD/YY) AND ENDING **11/30/21** (MM/DD/YY)

A. **REGISTRANT IDENTIFICATION**

NAME oF FIRM: Alpaca Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

Broker-dealer D Security-based swap dealer D Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3 East Third Avenue, Suite 233
(No. and Street)

San Mateo	California	94401
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jason Soldner	650-489-2017	jason@alpacamkts.com
(Name)	(Area Code -Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.
(Name - if individual, state last, first, and middle name)

9221 Corbin Avenue, Suite 165	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

10/16/2018	6517
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(l)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.

OATH OR AFFIRMATION

I, __John Torola__ swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Alpaca Securities LLC__ , as of __November 30__ 2 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



GENERAL NOTARY - State of Nebraska
DMITRI KOLESNIKOV
My Comm. Exp. March 18, 2021

Signature: _____

Title: _____

Chief AML L Officer & Co-Manager of Alpaca Securities LLC

Notary Public

This filing** contains (check all applicable boxes):

ii   (a) Statement of financial condition.

☐   (b) Notes to consolidated statement of financial condition.

ii   (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in§ 210.1-02 of Regulation S-X).

ii   (d) Statement of cash flows.

ii   (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐   (f) Statement of changes in liabilities subordinated to claims of creditors.

ii   (g) Notes to consolidated financial statements.

ii   (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐   (i) Computation of tangible net worth under 17 CFR 240.18a-2.

ii   (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐   (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐   (l) Computation for Determination of PAB Requirements under Exhibit A to§ 240.15c3-3.

ii   (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐   (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

ii   (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐   (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

(q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

ii   (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (t) Independent public accountant's report based on an examination of the statement of financial condition.

ii   (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

ii   (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-le or 17 CFR 240.17a-12, as applicable.

☐   (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐   (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5{e}(3) or 17 CFR 240.18a-7{d}(2), as applicable.

Alpaca Securities LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

NOVEMBER 30, 2021

CONTENTS
(Confidential Pursuant to Rule 17a-5(e)(3))





(.\..ALVAREZ & .ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Alpaca Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alpaca Securities LLC (the "Company") as of November 30, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

.ct I / 1-c. .
Alvarez & Assocrates, nc.

We have served as the Company's auditor since 2019.
Northridge, California
February 11, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs..com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

ALPACA SECURITIES LLC

Statement of Financial Condition

November 30,	2021
ASSETS	
Cash	$ 10,517,238
Cash segregated under Federal and other regulations	39,513,806
Customer receivable	11,745,575
Equity securities - user-held fractional securities	11,421,842
Investment securities owned, at fair value, long	138,184
Due from broker	3,030,693
Clearing brokers deposit	2,250,000
Prepaid expenses and other current assets	327,714
Related party receivable	1,033
Total assets	$ 78,946,085
LIABILITIES AND EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 163,146
Customer payable	51,567,004
Due to broker	66,838
Related party payable	789,140
Equity securities - fractional share repurchase obligations	11,421,842
Investment securities owned, at fair value, short	347
Other current liabiliies	43,113
Total liabilities	64,051,430
Equity	14,894,655
TOTAL LIABILITIES AND EQUITY	$ 78,946,085

ALPACA SECURITIES LLC

Statement of Operations

For the year ended November 30,	2021
Revenues:	
Order flow revenue	$ 1,358,077
Fee revenue	251,179
Interest and dividend income	287,810
Trading Gains/(Losses)	(7,614)
Total revenues	1,889,452
Expenses:	
Floor brokerage, exchange, and clearing fees	919,234
Professional fees	775,892
Management fees paid to affiliate	2,866,386
Regulatory fees	40,347
Technology, data, and communication fees	33,929
Other expenses	759,107
Total expenses	5,394,895
Net loss from operations	$ (3,505,443)

ALPACA SECURITIES LLC

Statement of Change in Member's Equity

For the year ended November 30,		2021
Beginning Balance, November 30, 2020	$	1,900,098
Capital Contributions		16,500,000
Net loss		(3,505,443)
Balance, November 30, 2021	$	14,894,655

ALPACA SECURITIES LLC

Statement of Cash Flows

For the year ended November 30,	2021
Cash flows from operating activities	
Net loss	$ (3,505,443)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in assets and liabilities:	
Cash segregated under Federal and other regulations	(39,472,958)
Customer receivables	(11,745,575)
Investment securities owned, at fair value, long	(133,413)
Due from broker	(2,932,518)
Clearing brokers deposit	(2,049,983)
Prepaid expenses and other current assets	(312,493)
Related party receivables	(1,033)
Accounts payable and accrued expenses	124,746
Customer payable	51,567,004
Due to broker	63,243
Intercompany payable	442,676
Investment securities owned, at fair value, short	319
Other current liabiliies	1,635
Net cash provided by (used in) operating activities	(7,953,793)
Cash flows from investing activities	-
Net cash provided by (used in) investing activities	-
Cash flows from financing activities	
Capital contributions	16,500,000
Net cash provided by (used in) financing activities	16,500,000
Net increase (decrease) in cash	8,546,207
Cash, beginning of year	1,971,031
Cash, end of year	$ 10,517,238
Supplemental disclosure of noncash flow transactions:	
Pursuant to repurchase agreements with its customers, the Company recorded fractional equity securities held by users by recording a fractional equity share repurchase obligation	$ 11,421,842
Supplemental disclosure of cash flow information:	
Cash paid during the year for income taxes	$ -
Cash paid during the year for interest	$ 62,478

1. Nature of business and summary of significant accounting policies

Nature of Business and Organization

Alpaca Securities LLC (the "Company") is a wholly owned subsidiary of AlpacaDB, Inc. ("Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company currently clears on an omnibus basis for listed securities, and retails corporate equity securities over-the-counter.

The Company operates under Rule 15c3-1 of the Securities Exchange Act of 1934, where the requirement is to maintain sufficient liquidity in order to cover the Company's obligations. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books. The Company also operates under Rule 15c3-3 of the Securities Exchange Act of 1934, also conducting business on an omnibus basis and clearing through Velox Clearing LLC ("Velox") and Vision Financial Markets LLC ("Vision"). Receivables from and payables to broker reflected in the statement of financial condition are amounts due from and to the brokers at November 30, 2021.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Revenue Recognition

The Company may earn interest income on customer balances carried by the Company. The Company earns interest on the cash balances held at banks and the interest income is recognized as earned.

The Company recognizes fee income on agreements and is recorded as earned.

The Company recognizes payment for order flow from the executing broker-dealer. The Company is compensated on a per share basis by the executing broker-dealer. Revenues are recognized as soon as they are determined.

Leases

The Company shares office space with its Parent under an expense sharing agreement which is cancelable with reasonable notice. This agreement is not subject to ASC 842, Leases. The Company records rent expense on a monthly basis.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or stockholder's equity.

Fractional share program

We maintain an inventory of securities held exclusively for the fractional share program, which is operated by the Company. This proprietary inventory is recorded within investment securities owned, at fair value, long. When a user purchases a fractional share, we record the cash received for the user-held fractional share as pledged collateral recorded within equity securities – user-held fractional shares and an offsetting liability to repurchase the shares, recorded within equity securities – fractional share repurchase obligations, as we concluded that we did not meet the criteria for derecognition under the accounting guidance. We measure our inventory of securities, user-held fractional shares and our repurchase obligation at fair value at each reporting period.

Income Taxes

The Company is a single-member limited liability company, which is disregarded for federal and state income tax purposes and is not subject to taxes on its income. The Parent of the Company is a "C" Corporation. As explained in Note 4, the Company has an expense sharing agreement with the Parent. Under the terms of the agreement, the Parent reimburses the Company for all taxes, including payroll and sales tax. Accordingly, the Company has not provided in these financial statements for federal or state income taxes.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

2. Cash Segregated Under Federal and Other Regulations

At November 30, 2021, the Company has Cash segregated under Federal and other regulations in the amount of $39,513,806. An additional deposit of $2,858,602 was made on December 1, 2021 to bring the amount on deposit to $42,372,408. Cash segregated under Federal and other regulations represents restricted cash segregated in accordance with the Customer Protection Rule ("Rule 15c3-3") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under Rule 15c3-3, a broker dealer carrying customer accounts is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefits of customers.

3. Due from broker

Pursuant to its clearing agreements, prior to February 14, 2021 the Company introduced all its securities transactions to Electronic Transaction Clearing (doing business as Apex Pro) on a fully disclosed basis currently the Company introduces all its securities transactions to Velox and Vision on an omnibus basis. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. In addition, pursuant to its executing agreement, the Company executes securities transactions with executing brokers. As of November 30, 2021, the due from broker of $3,030,693 are pursuant to these agreements.

4. Clearing brokers deposit

The Company has a brokerage agreement with its clearing brokers to carry its accounts and the accounts of its clients as customers of the clearing brokers. The clearing brokers have custody of the Company's cash balances which serve as collateral for any amounts due to the clearing brokers as well as collateral for securities sold short or securities purchased on margin. The balance as of November 30, 2021 at Velox and Vision was $2,000,000 and $250,000 respectively.

5. Fair Value of assets and liabilities

We measure our equity securities owned for fractional shares programs at fair value. We have evaluated the estimated fair value of financial instruments using available market information and are classified, on the basis of the measurement inputs employed, as level 1, 2, or 3 within the fair value hierarchy as follows:

Level 1 – Quoted prices for identical instruments in active markets

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Financial assets and liabilities measured at fair value on a recurring basis as of November 30, 2021 are as follows:

	November 30, 2021			
	Level 1	Level 2	Level 3	Total
Assets				
Investment securities owned, at fair value, long:				
Equity securities - user-held fractional shares	$ -	$ 11,421,842	$ -	$ 11,421,842
Equity securities - securities owned	-	138,184	-	138,184
Total financial assets	$ -	$ 11,560,026	$ -	$ 11,560,026
Liabilities				
Investment securities sold, not yet purchased:				
Equity securities - fractional share repurchase obligations	$ -	$ 11,421,842	$ -	$ 11,421,842
Equity securities - sold, not yet purchased	-	347	-	347
Total financial liabilities	$ -	$ 11,422,189	$ -	$ 11,422,189

All equity securities are fractional shares of equities traded on a national securities exchange. Their fair value are based on the fractional proportion of the underlying equity's value upon the last reported sales price of on the day of valuation. These financial instruments are classified as Level 2 in the fair value hierarchy, due to the value being based on identical or similar instruments, and there being a limited market (see Note 6).

6. Repurchase obligations

The Company allows for the purchase of fractional shares. The fractional shares purchased by users are unrecognized, unmarketable, and illiquid outside of the Company's platform, they are not transferable in-kind, and may only be liquidated and the proceeds transferred out via a wire transfer. The Company represents the only Market for these shares, therefore it has allowed its customers to purchase fractional shares with the commitment to repurchase them from the customer, when the customer wishes to sell their fractional position. The Company records these repurchase obligations on its statement of financial condition under equity securities – fractional share repurchase obligations. For the year ended November 30, 2021 the Company recorded at fair market value fractional share repurchase obligations of $11,421,842.

7. Related party transactions

The Company has an expense sharing agreement with its Parent. The Parent performs and provides certain functions for the Company, including office facilities, payroll services, insurance, professional services, and technology. In accordance with the terms of this agreement, the Company was charged approximately $2,866,386 for these services, for the year ended November 30, 2021.

The intercompany payable represents unpaid amounts due to Parent of approximately $789,140 at November 30, 2021 and is included on the accompanying statement of financial condition.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

8. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of the minimum dollar net capital requirement or 2% of aggregate debit balances arising from customer transactions, as defined. At November 30, 2021, the Company's net capital was $13,313,342 which was $13,063,342 in excess of its minimum net capital of $250,000. This minimum net capital is based upon the greater of $250,000 or 2% of aggregate debit items arising from customer transactions.

9. Off-balance sheet risk and concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

10. Commitments and contingencies

The Company has entered into an omnibus clearing agreement with Velox. The agreement requires minimum monthly charges that total an aggregate of $120,000 for the year ended November 30, 2022.

The Company has entered into an omnibus clearing agreement with Vision. The agreement requires minimum monthly charges that total an aggregate of $37,500 for the year ended November 30, 2022.

In the normal course of business, the Company may be involved in disputes, claims or assessments from time to time. The Company is not aware of any such matters that would have a material impact on its financial statements.

The Company incurred significant losses in the current period associated with becoming a new entrant into its industry. Similar startup costs are not projected for the next fiscal period. The Company has significant liquid funds to continue its operations and meet its obligations that are due within one year following the date that the financial statements are issued.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

11. Recently issued accounting pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending November 30, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

12. Subsequent events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued.

ALPACA SECURITIES LLC

Schedule I
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
(confidential Pursuant to Rule 17a-5(e)(3))

November 30,	2021
Net Capital, equity	$ 14,894,655
Less nonallowable assets:	
Prepaid expenses and other assets	1,592,673
Haircuts on securities	20,728
Net capital	13,281,254
Aggregate debit items	10,527,050
Computed minimum net capital required	
(2% of aggregate debit items)	210,541
Minimum net capital required (under SEC Rule 15c3-1)	250,000
Excess net capital	13,031,254
Percentage of net capital to aggregate debit items	126.16%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's most recently filed Form X-17A-5, Part II-A filing as of November 30, 2021.

Alpaca Securities LLC
Schedule II – Computation for Determination of Reserve Requirements Under
SEC Rule 15c3-3 of the Securities and Exchange Commission

November 30,	2021
Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ 51,583,671
Total credit balance	51,583,671
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful for collection	10,527,074
Aggregate debits	10,527,074
Less 3%	(315,812)
Total debit balance	10,211,262
Reserve computation:	
Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account"	$ 41,372,409
Amount on depoist in the "Reserve Bank Account" at November 30, 2021	39,513,806
Amount of deposit	2,858,602
Amount on depoist in the "Reserve Bank Account" at December 1, 2021	$ 42,372,408

There are no material differences between this computation and the Company's most recently filed Form X-17A-5, Part II-A filing as of November 30, 2021.

Alpaca Securities LLC
Schedule III – Information Relating to Possession or Requirements Under
SEC Rule 15c3-3 of the Securities and Exchange Commission

November 30,	2021

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3). — None

A. Number of items — None

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. — None

B. Number of items — None

There are no material differences between this computation and the Company's most recently filed Form X-17A-5, Part II-A filing as of November 30, 2021.

Alpaca Securities LLC
Report on Compliance Provisions
Pursuant to 17 C.F.R. § 240.15c3-1 and 240.15c3-3(e)
For the Year Ended November 30, 2021

ALVAREZ Is ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Alpaca Securities LLC:

We have examined Alpaca Securities LLC's statements, included in the accompanying Compliance Report, that (1) Alpaca Securities LLC's internal control over compliance was effective throughout the fiscal ending November 30, 2021; (2) Alpaca Securities LLC's internal control over compliance was effective as of November 30, 2021; (3) Alpaca Securities LLC was in compliance with 17 C.F.R. §§ 240.15c3-l and 240.15c3-3(e) as ofNovember 30, 2021; and (4) the information used to state that Alpaca Securities LLC was in compliance with 17 C.F.R. §§ 240.15c3-l and 240.15c3-3(e) was derived from Alpaca Securities LLC's books and records. Alpaca Securities LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Alpaca Securities LLC with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-l, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240. l 7a-13, or Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of Alpaca Securities LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Alpaca Securities LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Alpaca Securities LLC's internal control over compliance was effective as of and during the fiscal year ending November 30, 2021; Alpaca Securities LLC complied with 17 C.F.R. §§ 240. l 5c3-l and 240.15c3-3(e) as ofNovember 30, 2021; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-l and 240.15c3-3(e) as of November 30, 2021 was derived from Alpaca Securities LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Alpaca Securities LLC's compliance with 17 C.F.R. §§ 240.15c3-l and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-l and 240.l 5c3-3(e) was derived from Alpaca Securities LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Alpaca Securities LLC's statements referred to above are fairly stated, in all material respects.



Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
February 11, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324

800.848.0008 if

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

www.AAICPAs r.om @



3 East Third Avenue, Suite 233
San Mateo, CA 94401
650-489-2017

Compliance Report

Alpaca Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended November 30, 2021.

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended November 30, 2021.

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended November 30, 2021; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

John Torola
John Torola, CCO

2/11/2022
Date of Auditor's Report

Alpaca Securities LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended November 30, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Member of Alpaca Securities LLC:

We have performed the procedures included in Rule I7a-S(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Alpaca Securities LLC and the SIPC, solely to assist you and SIPC in evaluating Alpaca Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended November 30, 2021. Alpaca Securities LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended November 30, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended November 30, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Alpaca Securities LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended November 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Alpaca Securities LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.



Alvarez & Associates, Inc.

Northridge, California
February 11, 2022

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.MICPAs.com

Alpaca Securities LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended November 30, 2021

	Amount
Total assessment	$ 1,359
SIPC-6 general assessment	
Payment made on June 29, 2021	(1,044)
SIPC-7 general assessment	
Payment made on January 28, 2022	(315)
Total assessment balance	
(overpayment carried forward)	$ -